UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Delee Corp

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 14, 2016

Physical address of issuer
1211 San Dario Avenue, #2068, Laredo, TX 78040

Website of issuer
https://www.delee.co/.

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,445,405.00	$253,337.00
Cash & Cash Equivalents	$87,049.32	$75,402.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$126,086.00	$76,086.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$37,205.00	-$444,284.00

<p style="text-align:center">**March 21, 2023**</p>

<p style="text-align:center">**FORM C-AR**</p>

<p style="text-align:center">**Delee Corp**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Delee Corp, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.delee.co/. no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Delee Corp (the "Company") is a Delaware Corporation, formed on November 14, 2016.

The Company is located at 1211 San Dario Avenue, #2068, Laredo, TX 78040.

The Company's website is https://www.delee.co/..

The information available on or through our website is not a part of this Form C-AR.

The Business

Delee Corp. has created the CytoCatch™ isolation platform and imaging system. These units enable the performance of a CTC blood-based assay that has the potential to be used for cancer early detection and monitor the effectiveness of the applied cancer treatments allowing the optimization of each patient's therapy throughout the course of the disease.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue. In addition, a significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and

uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these

adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or

unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. 6 We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured a prototype for our CytoCatch™ product. Delays or cost overruns in the development of our CytoCatch™ product, and failure of the product to meet our performance estimates, may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing and changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the 7 basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating 8 results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company that anticipates significant sales in the U.S., this healthcare reform legislation could have a material impact on us. Certain provisions of legislation could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that alter what costs consumers need to pay out of pocket for healthcare, or what consumers or other participants in the healthcare industry may be financially incentivized for, could adversely affect our business and results of operations.

The healthcare industry is highly regulated. Our ability to sell CytoCatch™ as a diagnostic tool for cancer is dependent on relevant government laws and regulations.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. Regulations are subject to change. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these

regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We currently sell our device for research only. If we pursue selling our device commercially to clinical markets, we must obtain FDA clearance before we can sell any of our products in the United States to this market.

We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our products if such clearance is denied or delayed. We currently sell our device for research use only where we sell the necessary reagents and consumables to perform each test. If we pursue selling our device commercially to clinical markets as an in vitro diagnostic medical device to hospitals and laboratories, we will require 510(k) clearance from the U.S. Food and Drug Administration ("FDA"). The clearance process will require additional costs and could result in delays in marketing our product, both of which could have a material impact to us. Additionally, if the FDA grants regulatory clearance, the clearance may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared devices may not be cleared by the FDA, which could limit our potential revenues. Finally, even if we believe that preclinical and clinical data are sufficient to support regulatory clearance for our product(s), the FDA may not ultimately grant clearance for commercial sale. If our product(s) are not cleared, our ability to generate revenues will be limited and our business will be materially adversely affected.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators 9 or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in the State of Texas. The Company is not currently qualified to conduct business in Texas and is in the process of applying for qualification. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Related to the Offering State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications 10 sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws. No governmental agency has reviewed or passed upon this Offering or the Securities.

Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors that invest on or before 11:59:59 P.M. (U.S. Pacific Time) June 23, 2022, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($19,000,000 instead of $22,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors that invest on or after 12:00:00 A.M. (U.S. Pacific

Time) June 23, 2022. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow 12 Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the

Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed).

Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will 13 be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities. In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Delee Corp. has created the CytoCatch™ isolation platform and imaging system. These units enable the performance of a CTC blood-based assay that has the potential to be used for cancer early detection and monitor the effectiveness of the applied cancer treatments allowing the optimization of each patient's therapy throughout the course of the disease.

Business Plan

Prior to FDA clearance, our devices will be commercialized as research tools, where the razor and blades business model will be followed, obtaining recurrent revenue by selling the necessary reagents and consumables to perform each test. This model will be maintained after obtaining FDA clearance, once our technology can be commercialized as an in vitro diagnostic medical device to hospitals and laboratories. The Company plans to significantly expand its business by investing in research and development, increasing sales and marketing and investing in operations. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CytoCatch™	First-ever automated device that possesses the required sensitivity and specificity to successfully isolate and analyze circulating tumor cells from a simple blood extraction, facilitating the early detection of cancer and enabling the personalization and optimization of each patient's treatment.	Business to business market; hospitals, cancer clinics, laboratories, cancer research centers, pharmaceutical companies, and universities.

We will implement the razor and blades business model, obtaining revenue by selling the CytoCatch™ Isolation Platform and Imaging Republic — and recurring revenue by selling the necessary reagents and consumables to perform each test.

Our ability to sell CytoCatch™ as a diagnostic tool for cancer is dependent on relevant government laws and regulations. We are subject to regulation in the U.S. at both the federal and state level and in foreign countries.

Competition

The Company's primary competitors are Most of the current CTCs technologies, including the CellSearch® System,.

Our technology changes the norm by isolating CTCs irrespective of the proteins expressed in their membranes, allowing us to capture tumor cells that other technologies can't.

Supply Chain and Customer Base

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

We sell our products in the business-to-business market. Our products reach specialized target audience of universities (approx. 60%), as well as research cancer centers, which includes hospitals (approx. 40%).

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
20200376499	Dielectrophoresis Separation Object Sorting	Provisional Patent	December 3, 2020		USA
63184204	Devices and Methods for circulating tumor cells isolation and characterization with application for diagnosis, prognosis and therapy	Provisional Patent	May 5, 2021		USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88715175	Standard Character Mark	"CytoCatch"	December 4, 2019	April 16, 2021	USA
88714515	Standard Character Mark	"Delee"	December 4, 2019	April 16, 2021	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
	FDA			

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1211 San Dario Avenue, #2068, Laredo, TX 78040

The Company has the following additional addresses:

The Company conducts business in CA.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Technologies Delee Mexico S. de R.L. de C.V.,		Monterrey, Nuevo Leon, Mexico	May 6, 2017	94.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Abarca Blanco

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, Co-Founder and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO and Co-Founder of Delee Corp., 2016 – Present Responsible for the design and execution of the Company's strategic plans regarding R&D and product development.

Education

B.S. in Physics, with a minor on MEMs (Micro-Electrochanical Systems) and Micro-manufacture (2012) and MSc in Manufacturing Engineering (2014) from Monterrey Institute of Technology and Higher Education (ITESM);Specialization in Technology Implementation from Singularity University. Graduate of the Accelerator Y.

Name

Juan Felipe Yee de León

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Medical Officer (CMO), Co-Founder and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CMO and Co-Founder of Delee Corp., 2016 – Present Responsible for development and execution of the Company's strategic plans.

Education

B.S. in Biomedical Engineering (2012) and an M.S. in Electronic Engineering (2015) from Monterrey Institute of Technology and Higher Education; Graduate of the Accelerator Y Combinator.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Liza Paola Velarde Calvillo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Co-Founder of Delee Corp., 2016 – Present Responsible for leading a multidisciplinary team that created technology successfully tested on patients with prostate cancer and enabling the establishment of strong relations with top hospital and research scientists, along with general CEO responsibilities.

Education

B.A. in Administration, with a minor in International Business from Monterrey Institute of Technology and Higher Education (ITESM), 2014; Also received training in business and entrepreneurship from prestigious universities/institutions as UC Berkeley, Babson College, INSEAD and Accelerator Y Combinator.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees in Monterrey, Nuevo León, Mexico.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,918,083
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Series Seed I Preferred Stock Preferred Stock
Amount outstanding	2,000,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed I Preferred Stock at a later date. The issuance of such additional shares of Series Seed I Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Series Seed II Preferred Stock Preferred Stock
Amount outstanding	107,143
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed II Preferred Stock at a later date. The issuance of such additional shares of Series Seed II Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Series Seed III Preferred Stock Preferred Stock
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed III Preferred Stock at a later date. The issuance of such additional shares of Series Seed III Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued p

Type of security	Series Seed V Preferred Stock Preferred Stock
Amount outstanding	209,336
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed V Preferred Stock at a later date. The issuance of such additional shares of Series Seed V Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	5,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	10,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Crowd SAFE Reg CF Offering SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,070,000
Voting Rights	The holders of SAFEs are not entitled to vote
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

The Company has the following debt outstanding:

Type of debt	Unsecured loan
Name of creditor	Unsecured Loan from Company Co-Founder
Amount outstanding	$158,000.00
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 18, 2024
Other material terms	

The total amount of outstanding debt of the company is $158,000.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	2,000,000		Product Development, Clinical Trials and Patent Publications	April 7, 2022	Section 4(a)(2)
Preferred Stock	107,043		Product Development, Clinical Trials and Patent Publications	April 7, 2022	Section 4(a)(2)
Preferred Stock	100,000		Product Development, Clinical Trials and Patent Publications	April 7, 2022	Section 4(a)(2)
Preferred Stock	209,336	$347,498.00	Product Development, Clinical Trials and Patent Publications	July 4, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	1	$1,070,000.00	Product Development, Clinical Trials and Patent Publications	April 24, 2020	Regulation CF
SAFE (Simple Agreement for Future Equity)	1	$10,000.00	Product Development, Clinical Trials and Patent Publications	September 1, 2021	Section 4(a)(2)
SAFE	1	$5,000.00	Product	March 31,	Section 4(a)

(Simple Agreement for Future Equity)			Development, Clinical Trials and Patent Publications	2022	(2)

Ownership

A majority of the Company is owned by a few people. Those people are Liza Paola Velarde Calvillo, Alejandro Abarca Blanco, and Juan Felipe Yee de León.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Liza Paola Velarde Calvillo	24.3%
Alejandro Abarca Blanco	24.3%
Juan Felipe Yee de León	24.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax

Operations

Delee Corp. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on November 14, 2016. The Company is a medical devices company that creates a blood testing device that isolates and analyzes circulating tumor cells to aid in the diagnosis of cancer at early stages and to monitor the effectiveness of the therapies administered. The Company's headquarters are in Laredo, Texas. The Company owns 94% of Technologies Delee México, S. de R.L. de C.V., an international subsidiary in México, located in Monterrey, Nuevo León. The Company and its subsidiary and referred to collectively as the Company. The minority interest in the subsidiary is owned by the founders of Delee Corp. All significant intercompany accounts and transactions have been eliminated. The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these

The Company intends to achieve profitability in the next 12 months by generating revenue from the sales of our product as research use only devices to laboratories, research centers, pharmaceutical companies, and universities.

Liquidity and Capital Resources

On December 17, 2022 the Company conducted an offering pursuant to Regulation CF and raised $204,059.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Juan Felipe Yee,
Relationship to the Company	co-founder
Total amount of money involved	$158,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	On April 18, 2022 a co-founder loaned Technologies Delee México, S. de R.L. de C.V $3,200,000 Pesos which was approximately $158,000 USD at the time of the loan. The loan will mature on April 18, 2024

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Liza Paola Velarde Calvillo
(Signature)

Liza Paola Velarde Calvillo
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alejandro Abarca Blanco
(Signature)

Alejandro Abarca Blanco
(Name)

CTO, Co-Founder and Director
(Title)

March 21, 2023
(Date)

/s/Juan Felipe Yee de León
_____
(Signature)

Juan Felipe Yee de León
_____
(Name)

Chief Medical Officer (CMO), Co-Founder and Director
_____
(Title)

March 21, 2023
_____
(Date)

/s/Liza Paola Velarde Calvillo
_____
(Signature)

Liza Paola Velarde Calvillo
_____
(Name)

CEO, Co-Founder and Director
_____
(Title)

March 21, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Delee Corp
and subsidiary

(a Delaware Corporation)

Audited Consolidated Financial Statements

Period of January 1, 2020
through December 31, 2021

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Delee Corp and Subsidiary

Table of Contents



TaxDrop

Independent Auditor's Report

April 18, 2022
To: Board of Directors of Delee Corp
Attn: Liza Velarde, CEO
Re: 2021 and 2020 Consolidated Financial Statement Audit – Delee Corp and subsidiary

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Delee Corp and subsidiary, which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Delee Corp as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Delee Corp and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Delee Corp's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Delee Corp's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Delee Corp's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 18, 2022

DELEE CORP
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and December 31, 2020
(Audited)

		2021		(Restated) 2020
ASSETS				
Current Assets				
Cash and cash equivalents	$	75,402	$	344,289
Employee advances		1,637		1,550
Prepaid expenses		9,801		2,206
Total Current Assets		**86,840**		**348,045**
Property and Equipment				
Machinery and equipment		35,494		35,494
Accumulated depreciation		(31,915)		(25,349)
Net Property and Equipment		**3,579**		**10,145**
Other Assets				
Related party loans		60,565		42,077
VAT in favor		102,353		55,221
Total Other Assets		**162,918**		**97,298**
Total Assets	**$**	**253,337**	**$**	**455,488**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	17,404	$	8,946
Accrued expenses		9,989		950
Due to related parties		48,693		-
Total Current Liabilities		**76,086**		**9,896**
Total Long-Term Liabilities		-		-
Total Liabilities		**76,086**		**9,896**
Stockholders' equity				
Common Stock, $0.00001 par value; 10,000,000 authorized; 9,918,083 issued and outstanding		99		99
Additional Paid in Capital - Common stock		19,994		19,994
Preferred Stock		175,687		-
Safe Notes		2,276,400		2,266,400
FX conversion adjustment		26,506		15,977
Accumulated Deficit		(2,247,151)		(1,802,867)
Minority Interest		(74,285)		(54,011)
Total Stockholders' Equity		**177,251**		**445,592**
Total Liabilities and Stockholders' Equity	**$**	**253,337**	**$**	**455,488**

The accompanying notes are an integral part of these financial statements.

DELEE CORP
CONSOLIDATED INCOME STATEMENTS
As of December 31, 2021 and December 31, 2020
(Audited)

	2021	(Restated) 2020
Revenues	$ -	$ -
Cost of revenues	-	-
Gross Margin	-	-
Operating Expenses		
General and administrative	74,918	416,229
Legal and professional	18,382	11,377
Advertising and marketing	11,522	5,610
Research and development	340,350	293,527
Total Operating Expenses	**445,172**	**726,743**
Other Income/(Expense)		
Other income/expense	(5,905)	(4,732)
Interest expense	(13,481)	-
Total Operating Expenses	**(19,386)**	**(4,732)**
Net Income (Loss) Before Minority Interest	**(464,558)**	**(731,475)**
Minority Interest in Income of Consolidated Entity	**(20,274)**	**(17,033)**
Net Income (Loss)	$ **(444,284)**	$ **(714,442)**

The accompanying notes are an integral part of these financial statements.

DELEE CORP
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2021 and December 31, 2020
(Audited)

	Common Stock		Additional Paid-In Capital	Preferred Stock	Additional Paid-In Capital - SAFEs	Accumulated Deficit	Foreign currency translation adjustment	Minority Interest	Total Stockholders' Equity
	Shares	Par Value							
Balance as of December 31, 2019, as previously stated	9,918,083	$ 99	$ 19,994	$ -	$ 1,175,000	$ (771,883)	$ (16,085)	$ -	$ 407,125
Prior period adjustments	-	-	-	-	-	(316,542)	11,107	(36,978)	(342,413)
Balance as of December 31, 2019, as restated	9,918,083	99	19,994	-	1,175,000	(1,088,425)	(4,978)	(36,978)	64,712
Other comprehensive income	-	-	-	-	-	-	20,955	-	20,955
Issuance of SAFE Notes	-	-	-	-	1,091,400	-	-	-	1,091,400
Net Loss	-	-	-	-	-	(714,442)	-	(17,033)	(731,475)
Balance as of December 31, 2020	9,918,083	99	19,994	0	2,266,400	(1,802,867)	15,977	(54,011)	445,592
Other comprehensive income	-	-	-	-	-	-	10,529	-	10,529
Issuance of preferred stock	-	-	-	175,687	-	-	-	-	175,687
Issuance of SAFE Notes	-	-	-	-	10,000	-	-	-	10,000
Net Loss	-	-	-	-	-	(444,284)	-	(20,274)	(464,558)
Balance as of December 31, 2021	9,918,083	$ 99	$ 19,994	$ 175,687	$ 2,276,400	$ (2,247,151)	$ 26,506	$ (74,285)	$ 177,250

The accompanying notes are an integral part of these financial statements.

DELEE CORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
As of December 31, 2021 and December 31, 2020
(Audited)

	2021	(Restated) 2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (444,284)	$ (714,442)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Deprecation	6,566	8,392
Minority interest income (loss) in subsidiary	(20,274)	(17,033)
Foreign currency translations	10,529	42,144
Changes in operating assets and liabilities:		
Employee advances	(87)	1,815
Prepaid expenses	(7,595)	(64)
VAT in favor	(47,132)	(40,916)
Accounts payable	8,458	133
Accrued expenses	9,039	(13,365)
Net cash provided by (used in) operating activities	**(484,780)**	**(733,336)**
Cash Flows from Investing Activities		
Purchase of machinery and equipment	–	1,222
Advances on related party loans receivable	(18,488)	(16,591)
Net cash used in investing activities	**(18,488)**	**(15,369)**
Cash Flows from Financing Activities		
Issuance of SAFE Notes	10,000	1,091,400
Borrowings from related parties	48,693	-
Issuance of Preferred Stock	175,687	-
Net cash provided by (used in) financing activities	**234,380**	**1,091,400**
Net change in cash and cash equivalents	**(268,888)**	**342,695**
Cash and cash equivalents at beginning of period	344,289	1,594
Cash and cash equivalents at end of period	**$ 75,402**	**$ 344,289**

The accompanying notes are an integral part of these financial statements.

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

Delee Corp. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on November 14, 2016. The Company is a medical devices company that creates a blood testing device that isolates and analyzes circulating tumor cells to aid in the diagnosis of cancer at early stages and to monitor the effectiveness of the therapies administered. The Company's headquarters are in Laredo, Texas.

The Company owns 94% of Technologies Delee México, S. de R.L. de C.V., an international subsidiary in México, located in Monterrey, Nuevo León. The Company and its subsidiary and referred to collectively as the Company. The minority interest in the subsidiary is owned by the founders of Delee Corp.

All significant intercompany accounts and transactions have been eliminated.

The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and Mexico. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a "C" Corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company is currently pre-revenue for the commercial sale of products but has previously generated supplemental revenues by selling prototypes and providing consulting services. The Company's payments are generally collected upfront. For the years ended December 31, 2021 and December 31, 2020 the Company had no revenue and no deferred revenue for future sales.

Accounts Receivable

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2021 in 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

There is no income tax provision for the Company for the years ending December 31, 2021 and December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company as of December 31, 2021 and December 31, 2020.

NOTE 4 – STOCKHOLDERS' EQUITY

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in preferred stock, at $1.66 per share. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of December 31, 2021 funds totaling $175,687. The crowdfunding closed April 7, 2022 with a total amount raised of $347,498. Shares will be issued upon the administrative completion of the offering.

Additional Paid-In Capital – SAFEs (Simple Agreements for Future Equity)

In 2017, the Company Securities through Simple Agreement for Future Equity or SAFE, where if there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. And if there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

2017 SAFEs are as follows:

SAFE Amount		Valuation Cap	
$	100,000	$	10,000,000
$	75,000	$	7,000,000
$	1,000,000	$	5,000,000

In addition, with the SAFE investment of $1,000,000, the Company granted the investor one board seat (one designee of Investor) to be appointed to the Board at a meeting of the Board or nominated or re-nominated for election at any meeting of the Company's stockholders where directors of the Company are up for election or re-election, as the case may be.

In 2020 the Company issued SAFEs via an equity crowdfunding campaign totaling $1,091,400, and received proceeds of $971,445 net of financing fees. The SAFEs are automatically convertible into capital stock on the completion of an event where the Company sells capital stock ("Qualified Financing"). The conversion price is the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

During 2021 the Company issued an additional SAFE for $10,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2021 it was discovered that expenses for technology development were capitalized in error and should be expensed under ASC 730-20 as researched and development. As a result, accumulated deficit and technology development were overstated by $451,523 as of December 31, 2020. Research and development expense was understated by $109,110 and FX conversion adjustment was understated by $11,107. The accompanying 2020 financial statements have been restated accordingly.

During 2021 it was also discovered 6% minority interest for Technologies Delee México, S. de R.L. de C.V. was not excluded from the consolidated financial statements of the Company. This resulted in minority interest as of December 31, 2019 to be understated by $(36,978) and minority interest net loss for the year ended December 31, 2020 to be understated by $(17,033). The accompanying 2020 financial statements have been restated accordingly.

NOTE 7– GOING CONCERN

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 and 2020

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company seeking to offer up to $5,000,000 in SAFEs (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through April 18, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.